SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 – 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: 1-15162

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [ ]	Form 40-F [X]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               ]

DOCUMENTS FURNISHED HEREUNDER:

*	Ex-1	Press Release of Registrant dated November 4, 2002 announcing the successful refinancing of the Nun’s Island portfolio and expansion of operations in the Quebec City market;

	Ex-2	Registrant’s Notice of Intention to Distribute Securities dated November 8, 2002;

	Ex-3	Press Release of Registrant dated November 11, 2002 announcing the intention to sell up to 350,000 common shares of the Registrant by controlling shareholders;

	Ex-4	Press Release of the Registrant dated November 13, 2002 announcing the purchase of 260,300 shares of the Registrant by certain funds of Fidelity Management & Research Company and Fidelity Management Trust Company;

	Ex-5	Early Warning Report of Registrant dated November 13, 2002 regarding purchases of shares by Fidelity; and

*	Ex-6	Press Release of Registrant dated November 15, 2002 announcing operating results of the Registrant for the third quarter of 2002.

*  previously filed

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

December 12, 2002	By: /s/ Roberto Geremia Roberto Geremia Vice-President Finance and Chief Financial Officer